FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                      For the month of April 2003
                             (25 April 2003)



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5OD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Director Shareholding released on
                25 April, 2003




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

BRITISH SKY BROADCASTING GROUP PLC

2)  Name of director

LORD WILSON OF DINTON GCB

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

LORD WILSON OF DINTON GCB

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)



6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

ACQUISITION OF ORDINARY SHARES BY LORD WILSON OF DINTON GCB

7)  Number of shares/amount of stock acquired

486 ORDINARY SHARES

8)  Percentage of issued class

0.00002509%

9)  Number of shares/amount of stock disposed



10) Percentage of issued class



11) Class of security

ORDINARY SHARES

12) Price per share

624p

13) Date of transaction

30 DECEMBER 2002

14) Date company informed

25 April 2003

If a director has been granted options by the company please complete the following boxes

15) Date of grant



16) Period during which or date on which exercisable



17) Total amount paid (if any) for grant of the option



18) Description of shares or debentures involved: class, number



19) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



20) Total number of shares or debentures over which options held following this notification



21) Any additional information



22) Name of contact and telephone number for queries



23) Name and signature of authorised company official responsible for making this notification

DAVID GORMLEY
COMPANY SECRETARY

Date of Notification

25 April 2003



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 25 April 2003                      By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary